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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                SCHEDULE 14D-1
                               (Amendment No. 1)

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                 Barefoot Inc.
                           (Name of Subject Company)

                       ServiceMaster Limited Partnership
                                   (Bidder)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   067512103
                                   ---------
                     (CUSIP Number of Class of Securities)

                               Vernon T. Squires
                   Senior Vice President and General Counsel
                             One ServiceMaster Way
                      Downers Grove, Illinois 60515-9869
                           Telephone:  (630) 271-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                  Copies to:

                              Robert H. Kinderman
                               Kirkland & Ellis
                             200 E. Randolph Drive
                            Chicago, Illinois 60601
                            _______________________


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     ServiceMaster Limited Partnership, a Delaware limited partnership
("ServiceMaster") hereby amends its Tender Offer Statement on Schedule 14D-1 relating to its offer to acquire each outstanding share ("Barefoot Share") of common stock, par value $.01 per share, of Barefoot Inc. ("Barefoot") a Delaware corporation, together with the associated Series A Junior Participating Preferred Stock Purchase Rights not already owned by ServiceMaster.

Item 11.  Material to be Filed as Exhibits.

          (a)(9) Text of press release issued by ServiceMaster on January 23, 1997.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 28, 1997

                                       SERVICEMASTER LIMITED PARTNERSHIP


                                       By:  /s/  Vernon T. Squires
                                          -------------------------------
                                          Name : Vernon T. Squires
                                          Title: Senior Vice President and
                                                 General Counsel
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                       EXHIBIT DESCRIPTION
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(a)(9)    Text of press release issued by ServiceMaster on January 23, 1997.